Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

March 16, 2011

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3030

Re:	Lone Oak Acquisition Corporation
Amendment No. 1 to Form F-1
Filed March 7, 2011
File No. 333-172334

Dear Mr. Riedler:

On behalf of our client, Lone Oak Acquisition Corporation, a Cayman Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated March 15, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneous with this submission we are submitting five clean and marked copies of the revised Registration Statement on Form F-1 for the Company reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Registration Statement.

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A limited liability partnership including professional corporations

Jeffrey P. Riedler February 17, 2011 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
In connection with the proposed revisions you sent to us on March 14, 2011, please revise the heading and the body of your proposed risk factor entitled “A potential target business may require us…” to clearly and prominently explain the risk to purchasers that you cannot guarantee that shareholders electing to redeem their shares will be able to do so in the event that a target company requires you to retain more money in the trust account than you have available to redeem shares.  It appears to us that the risk in that case is that shareholders may not be able to redeem their shares, but rather may have to wait for liquidation, which likely will take longer and be subject to more uncertainties than redemption.  The text of the risk factor should explain why that is the case and also explain why shareholders who are not allowed to redeem will have to remain shareholders in the combined company, attempt to sell their shares, or wait for any proceeds that they might receive in liquidation.

Also, throughout your document where you refer to the 84.7% threshold, please make clear that you cannot guarantee that shareholders who wish to redeem will be able to do so.  Please cite to the risk factor as appropriate.

COMPANY RESPONSE:  The risk factor on page 25 of the Registration Statement has been revised in accordance with the Staff’s comment.  In addition, the disclosure on pages 11,15, 20, 22, 23, 26, 32, 46, 58, 60, 81,and 82 has been revised make clear that the Company cannot guarantee that a shareholder who wishes to redeem their shares will be able to do so and to cross-reference the risk factor referred to in the Staff’s comment.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP